SCHEDULE A
to
Investment Advisory Agreement
with
Congress Asset Management Company

Series of Professionally Managed Portfolios	Annual Fee Rate

Congress Large Cap Growth Fund	0.50% of average daily net assets

Approved by the Board of Trustees:  February 24, 2009
Revised Schedule Last Approved by the Board of Trustees:  March 8, 2010; Effective April 30, 2010